SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Merus N.V.

(Name of Subject Company)

Genmab Holding II B.V.

and

Genmab A/S

(Name of Filing Persons (Offerors))

Common Share, nominal value €0.09 per share

(Title of Class of Securities)

N5749R100
(CUSIP Number of Class of Securities)

Greg Mueller
Carl Jacobsens Vej 30

2500 Valby

Denmark

+45 70 20 27 28

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Clare O’Brien

Derrick Lott
Harald Halbhuber

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue

New York, NY 10022

Telephone: +1 (212) 848-4000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

The pre-commencement communications filed under cover of this Tender Offer Statement on Schedule TO are being filed by Genmab A/S, a public limited liability company incorporated in Denmark (“Genmab”), pursuant to General Instruction D to Schedule TO related to a planned cash tender offer for all of the issued and outstanding common shares, nominal value €0.09 per share of Merus N.V., a public limited liability company (naamloze vennootschap) organized under the Laws of The Netherlands (the “Company”) pursuant to the Transaction Agreement, dated as of September 29, 2025, by and among Genmab, Genmab Holding II B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the Laws of the Netherlands and a wholly-owned subsidiary of Genmab (“Purchaser”), and the Company.

Additional Information

The tender offer for the common shares of the Company (“Common Shares”) referenced in this announcement has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Common Shares or any other securities, nor is it a substitute for the tender offer materials that Genmab and Purchaser will file or cause to be filed with the Securities and Exchange Commission (the “SEC”) upon the commencement of the tender offer. This communication may be deemed to be solicitation material in respect of the EGM Proposals (defined below). At the time the tender offer is commenced, Genmab and Purchaser will file or cause to be filed with the SEC a tender offer statement on Schedule TO (the “Tender Offer Statement”), and the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”), in each case, with respect to the tender offer. The Company also intends to file with the SEC a proxy statement on Schedule 14A in connection with an extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will vote on certain proposed resolutions (the “EGM Proposals”) in connection with the transactions referenced herein, and will mail the definitive proxy statement and a proxy card to each shareholder of the Company entitled to vote at the extraordinary general meeting. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT AND THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMMON SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MAKING ANY VOTING DECISION. The tender offer for Common Shares will be made only pursuant to the Offer to Purchase, the Letter of Transmittal and related documents filed as a part of the Tender Offer Statement. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents), as well as the Solicitation/Recommendation Statement, will be made available to all holders of Common Shares at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed by Genmab or Purchaser with the SEC will also be available free of charge on Parent’s website at https://www.genmab.com/investor-relations or by contacting Genmab’s investor relations department at ir@genmab.com. Copies of the documents filed by the Company with the SEC will also be available free of charge on the Company’s website at https://ir.merus.nl/ or by contacting the Company’s investor relations department at s.spear@merus.nl. In addition, shareholders of the Company may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

Forward-looking Statements

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Statements in this Company Announcement that are forward looking may include, but are not limited to, statements regarding the benefits of the proposed transaction; the development plan, regulatory approval, data release timing, commercial launch timing and revenue potential of petosemtamab; the expected timing of the closing of the proposed transaction; and Genmab’s expectations regarding financing the proposed transaction, de-levering and timing of new drug launches. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, the occurrence of any event, change or other circumstance that could give rise to the right of Genmab or the Company or both of them to terminate the transaction agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the transaction agreement; the failure to obtain applicable regulatory approvals or clearances or the Company shareholder approval in a timely manner or otherwise; the risk that the proposed transaction may not close in the anticipated timeframe or at all due to one or more of the other closing conditions to the proposed transaction not being satisfied or waived; the risk that there may be unexpected costs, charges or expenses resulting from the proposed transaction; risks related to the ability of Genmab to successfully integrate the Company’s business with Genmab’s existing businesses and achieve the expected benefits of the proposed transaction within the expected timeframes or at all and the possibility that such integration may be more difficult, time consuming or costly than expected; risks that the proposed transaction disrupts Genmab’s or the Company’s current plans and operations; risks related to disruption of each company’s management’s time and attention from ongoing business operations due to the proposed transaction; continued availability of capital and financing and rating agency actions; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Genmab’s and/or the Company’s securities or operating results; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Genmab and the Company to retain and hire key personnel, and to maintain relationships with their respective business partners and on their respective operating results and businesses generally; risks typically associated with conducting clinical trials, including the risk that additional clinical trials testing the Company’s products may not be successful; the risk that the Company’s products may not be approved on expected timelines or at all; the risk of litigation that could be instituted against Genmab or its directors, managers or officers and/or regulatory actions related to the proposed transaction, including the effects of any outcomes related thereto; risks related to unpredictable and severe or catastrophic events, including but not limited to acts of terrorism, war or hostilities, cyber-attacks, or the impact of any pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on Genmab’s and/or the Company’s business, financial condition and results of operations, as well the response thereto by each company’s management; and other business effects, including the effects of industry, market, economic, political or regulatory conditions. Also, actual results or performance of Genmab and the Company may differ materially from any future results or performance expressed or implied by such statements for a number of additional reasons as described in Genmab’s and the Company’s respective filings with the SEC, including those included in Genmab’s most recent Annual Report on Form 20-F, which is available at www.genmab.com and www.sec.gov and those included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, which is available at https://ir.merus.nl/ and www.sec.gov. Neither Genmab nor the Company undertakes any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

***

Item 12.	Exhibits.
(a)(5)(a)	Company Announcement, dated September 29, 2025: Genmab to Acquire Merus, Expanding Late-Stage Pipeline and Accelerating into a Wholly Owned Model
(a)(5)(b)	Genmab investor call slides, dated September 29, 2025
(a)(5)(c)	Social Media posts of Genmab and Jan G.J. van de Winkel, President and Chief Executive Officer of Genmab, dated September 29, 2025
(a)(5)(d)	Investor Relations call transcript, dated September 29, 2025